UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 17, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On November 17, 2022, Cartesian Growth Corporation (the “Company”) held an extraordinary general meeting of shareholders (the “Special Meeting”) in connection with the Business Combination Agreement, relating to a proposed business combination between inter alios, the Company, Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”), as described in the proxy statement filed by the Company with the SEC on October 17, 2022 (the “Proxy Statement”). Present at the Special Meeting were holders of 33,707,929 of the Company’s Ordinary Shares (the “Ordinary Shares”) in person or by proxy, representing 78.163% of the voting power of the Ordinary Shares as of August 31, 2022, the record date for the Special Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date, there were 43,125,000 Ordinary Shares issued and outstanding.

At the Special Meeting, the Company’s shareholders approved the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal, in each case as defined and described in greater detail in the Proxy Statement. The Advisory Charter Proposals, as defined and described in greater detail in the Proxy Statement, contained seven non-binding advisory proposals. The Adjournment Proposal, as defined and described in greater detail in the Proxy Statement, was not presented to the Company’s shareholders as the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal each received a sufficient number of votes for approval.

Set forth below are the final voting results for all the proposals presented at the Special Meeting:

The Business Combination Proposal

The proposal to approve the Business Combination Agreement and the transactions contemplated thereby was approved. The voting results were as follows:

For	Against	Abstentions
31,709,216	1,937,403	61,310

The Domestication Proposal

The proposal to approve the change of the Company’s jurisdiction of registration from the Cayman Islands to the State of Delaware was approved. The voting results were as follows:

For	Against	Abstentions
31,963,164	1,683,455	61,310

The Organizational Documents Proposal

The proposal to approve and adopt the Company’s new certificate of incorporation and bylaws in connection with the domestication was approved. The voting results were as follows:

For	Against	Abstentions
31,963,164	1,683,455	61,310

The Advisory Charter Proposals

Approval of, on a non-binding advisory basis, the seven sub Advisory Charter Proposals. The voting results were as follows:

Sub-proposal 1

For	Against	Abstentions
30,271,834	1,683,455	1,752,640

Sub-proposal 2

For	Against	Abstentions
30,271,834	1,683,455	1,752,640

Sub-proposal 3

For	Against	Abstentions
30,271,834	1,683,455	1,752,640

Sub-proposal 4

For	Against	Abstentions
30,271,834	1,683,455	1,752,640

Sub-proposal 5

For	Against	Abstentions
30,271,834	1,683,455	1,752,640

Sub-proposal 6

For	Against	Abstentions
30,271,834	1,683,455	1,752,640

Sub-proposal 7

For	Against	Abstentions
30,271,834	1,683,455	1,752,640

The Stock Issuance Proposal

The proposal to issue Class A Common Stock of the Company to the shareholders of Alvarium and the PIPE Investors (as defined in the Proxy Statement) and shares of Class B Common Stock to the equity holders of TWMH and the TIG Entities for the purposes of complying with the applicable listing rules of the Nasdaq Stock Market was approved. The voting results were as follows:

For	Against	Abstentions
31,963,164	1,683,455	61,310

The Equity Incentive Plan Proposal

The proposal to approve and adopt the 2022 Stock Incentive Plan, a copy of which was attached to the Proxy Statement as Annex I was approved. The voting results were as follows:

For	Against	Abstentions
31,991,188	1,655,431	61,310

The Employee Stock Purchase Plan Proposal

The proposal to approve and adopt the Employee Stock Purchase Plan, a copy of which was attached to the Proxy Statement as Annex J was approved. The voting results were as follows:

For	Against	Abstentions
31,963,163	1,683,456	61,310

The Election of Directors Proposal

The proposal to elect, effective at closing of the business combination, eleven directors to serve on the Company’s Board of Directors until the 2023 annual meeting of stockholders was approved. The voting results were as follows:

For	Against	Abstentions
33,496,335	150,284	61,310

Shareholders holding 34,434,126 Class A ordinary shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account. As a result, $346,407,308 (approximately $10.06 per share) will be removed from the Company’s trust account to pay such shareholders.

Item 7.01	Regulation FD Disclosure.

On November 17, 2022, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Chief Executive Officer

Date: November 17, 2022

Exhibit 99.1

Cartesian Growth Corporation Shareholders Approve Business Combination

with Tiedemann Group and Alvarium Investments

– Expected closing date on or about January 3, 2023 –

– Combined company to operate as Alvarium Tiedemann Holdings (“AlTi”) and expected to begin trading on NASDAQ under ticker “GLBL” on or about January 4, 2023 –

NEW YORK — (BUSINESSWIRE) — Cartesian Growth Corporation (“Cartesian”) (NASDAQ: GLBL), a publicly traded special purpose acquisition company, announced today that in an extraordinary general meeting on November 17, 2022, its shareholders voted to approve its proposed business combination (the “Business Combination”) with Tiedemann Group (“Tiedemann”) and Alvarium Investments Limited (“Alvarium”).

Closing-related processes are underway; in the interest of merger-accounting simplicity, the closing will be held on or about January 3, 2023, after the end of the 2022 fiscal year.

Upon closing, the combined company will operate as Alvarium Tiedemann Holdings (“Alvarium Tiedemann” or “AlTi”) and its common stock and warrants are expected to be listed on NASDAQ under the ticker symbols “GLBL” and “GLBLW,” respectively.

About Alvarium Investments

Alvarium is an independent investment firm, global multi-family office and merchant banking boutique providing tailored solutions for families, foundations and institutions across the Americas, Europe and Asia-Pacific. Alvarium offers direct and co-investment opportunities from specialist alternative managers and real asset operating partners in real estate and the innovation economy. Alvarium has over 220 employees in 13 locations in 10 countries, advising across four service lines — investment advisory, co-investments, merchant banking and family office services. For more information about Alvarium, please visit www.alvariuminvestments.com.

About Tiedemann Group

Tiedemann Group comprises Tiedemann Advisors LLC (“Tiedemann Advisors”), a leading independent wealth and investment advisor for high-net-worth families, trusts, foundations and endowments, particularly in the U.S.; TIG Advisors LLC (“TIG”), an alternative asset manager; and Tiedemann Constantia, the international operations of Tiedemann Advisors.

Tiedemann Advisors is an independent investment and wealth advisor for high-net-worth individuals, family offices, trusts, foundations, and endowments. Founded in 1999, Tiedemann Advisors has nine offices across the U.S. Tiedemann’s international operations, Tiedemann Constantia, is headquartered in Zurich Switzerland.

TIG Advisors is a New York-based alternative asset manager, focused on making growth equity investments in global alternative specialists. TIG has a strong track record of identifying uncorrelated investment opportunities in both public and private markets, utilizing its long-standing operating platform to assist managers with growth. The firm’s alpha-driven investment strategies align with the needs of a diverse global investor base.

For more information about Tiedemann Group, please visit www.tiedemannadvisors.com, www.tiedemannconstantia.com and www.tigfunds.com.

About Cartesian Growth Corporation

Cartesian is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase or reorganization or engaging in any other similar business combination with one or more businesses or entities. Cartesian is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment adviser headquartered in New York City, New York. Cartesian’s strategy is to identify and combine with an established high-growth company that can benefit from both a constructive combination and continued value-creation. Cartesian is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. For more information about Cartesian, please visit www.cartesiangrowth.com.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Tiedemann, Alvarium, or Cartesian’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of Cartesian’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) Cartesian, Tiedemann, and Alvarium’s ability to manage growth and execute business plans and meet projections; (vii)

potential litigation involving Cartesian, Tiedemann, or Alvarium; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for Cartesian, Tiedemann, and Alvarium’s services, and in particular economic and market conditions in the financial services industry in the markets in which Cartesian, Tiedemann, and Alvarium operate; and (x) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and in Cartesian’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. None of Cartesian, Tiedemann, and Alvarium undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of Cartesian, Tiedemann, or Alvarium gives any assurance that any of Cartesian, Tiedemann, or Alvarium, or the combined company, will achieve expectations.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Media:

Prosek Partners

Ben Shapiro

bshapiro@prosek.com

Investors:

Prosek Partners

Alex Jorgensen

AlTi@prosek.com